MOL HUNGARIAN OIL AND GAS PLC.

Finance

31th October, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03037639

03 NOV 24 AM 7:21

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Michel Marc Delcommune
Chief Financial Officer

Enclosure

11/25

MOL HUNGARIAN OIL AND GAS PLC.

03 NOV 24 AM 7:21

INVESTOR NEWS

9 October, 2003

Private placement of convertible bonds

MOL Hungarian Oil and Gas Company hereby announces that today, as part of the Board of Directors and senior management incentive scheme, the private placement of convertible bonds was successfully completed. The long-term incentive scheme for certain non-executive members of the Board of Directors and senior management of the MOL Group was approved by the Extraordinary General Meeting of MOL held on 1 September 2003. The compensation provided by the programme is linked to the development of the MOL share price on the stock exchange, ensuring that the interests of shareholders and participating members of the Board of Directors and senior management are aligned.

Within the programme, five series of floating rate, dematerialised bonds convertible into "A" series ordinary shares, with a total value of HUF 2,400,000,000 per series, were placed privately. The total number of issued convertible bonds was subscribed. The details of the private placement are as follows:

Number and nominal value of convertible bonds:

240 MOL2008/X "A" series bonds with a nominal value of HUF 10,000,000 each
240 MOL2008/X "B" series bonds with a nominal value of HUF 10,000,000 each
240 MOL2008/X "C" series bonds with a nominal value of HUF 10,000,000 each
240 MOL2008/X "D" series bonds with a nominal value of HUF 10,000,000 each
240 MOL2008/X "E" series bonds with a nominal value of HUF 10,000,000 each

Issue price:
100% of par value

Date of issuance:
9th October 2003.

Date of settlement:
9th October 2003.

Maturity date:
8th October 2008.

Type:
Registered bond

Conversion rate:
Each bond is convertible into 1,779 "A" series MOL shares

Based on the decision of the EGM held on 1st September 2003, a total of 115 convertible bonds were subscribed by non-executive members of the Board of Directors. Based on the decision of the Board of Directors 805 convertible bonds were subscribed by senior management participating in the programme and 280 by OTP Bank Rt., the pool nominated by MOL.

OTP Bank Rt. was the arranger, placement and paying agent of the bond issue.

MOL HUNGARIAN OIL AND GAS PLC.

03 NOV 24 AM 7:21

INVESTOR NEWS

17 October, 2003

MOL Plc. sold its majority interest in MOL-Chem Trading and Service Co. Ltd.

As a new step in its divestiture strategy MOL Hungarian Oil and Gas Plc. hereby announces that it has sold its 100 percent holding in MOL-Chem Trading and Service Co. Ltd. to MCM-Trading and Service Co Ltd. The purchase price to be paid for the company is HUF 2.1 billion. Payment of the full consideration will take place at the closing of the transaction, following the approval of the quota purchase agreement by the Economic Competition Office, which is expected in 2003.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
MOL Communications		+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

27 October 2003

MOL submitted a draft public offer to the Slovak Financial Market Office

MOL Hungarian Oil and Gas Company hereby announces that in accordance with its legal obligations and with the decision of the Slovak Financial Market Office, MOL submitted a draft public offer for the outstanding Slovnaft shares to the Slovak Financial Market Office, which contains an offer price of SKK 1,379 per share. The conditions of the public offer need to be approved by the Slovak Financial Market Office. MOL will launch the public offer following receipt of the approval of the Slovak Financial Market Office.

However, MOL continues to consider the transaction of 202,000 Slovnaft shares on the Bratislava Stock Exchange on 20 March 2002 to be the illegal manipulation of the average price of shares and therefore MOL will continue to seek a legal remedy.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
MOL Communications		+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

03 ... 7:21

INVESTOR NEWS

30 October, 2003

The enactment of price and tariff decrees will enable the partial liberalisation of the gas market

MOL Hungarian Oil and Gas Company hereby announces that, following the acceptance of the Gas Supply Act, the Minister of Economy and Transport issued decrees governing the precise method of calculation of public utility (regulated) gas prices and the regulated tariffs for gas transmission and public utility gas storage. The enactment of these decrees will enable eligible consumers to purchase gas on the open market under free market conditions, if they opt to step out of the public utility supply service. Eligible consumers are those with consumption above 500 cm/h (currently representing over 40% of total consumption) from 1 January 2004 and from 1 July 2004 for all other non-household consumers.

The transmission and storage tariffs set in the tariff decree should ensure the balanced and profitable operation of these businesses from 2004, and thereby create the conditions necessary to guarantee a secure gas supply. According to MOL's calculations, the regulated asset value, which is the basis of the determination of tariff levels, is HUF 177 bn for transmission assets and HUF 110 bn for storage assets. The regulated return is 8.5% in transmission and 10% in storage serving public utility supply. There is no regulated tariff set for non public utility gas storage, the tariff is subject to the agreement of parties concerned.

The price decree determines the wholesale and retail price of gas supplied as part of the public utility service, on the basis of the import gas price. The actual regulated price of natural gas will in future continue to be set and published by the Minister of Economy and Transport. However, it should be noted, that if the published price is not set in line with the rules of the price mechanism, based on the current court practice, MOL does not have efficient legal remedial tools. If the rules set in the price decrees are fully applied, the wholesale price of gas will cover all justified costs of the gas wholesaler from 2004.

The decrees will also enable MOL's Board of Directors, based on calculable regulated gas business profitability, to determine the value of the gas business and to make a strategic decision on a potential partnership.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

31 October, 2003

MOL signs a EUR 400 loan facility agreement

MOL Hungarian Oil and Gas Plc. hereby announces that it has signed a new EUR 400 million bridge loan facility agreement with a club of international banks acting as Mandated Lead Arrangers. The club consists of banks representing nine banking groups, which are providing the facility amount on an equal basis. Loan documentation (apart from structure specific issues) is entirely based on the documentation of the EUR 750 million financing package concluded this summer. The fact that the facility was organised and signed within one month is a further evidence of the commitment of MOL's relationship banks towards the company's regional strategy.

The EUR 400 million commercial bank facility has a maturity of 1 year, which can be extended by up to an additional year upon mutual agreement of the parties, with bullet repayment at the final maturity. The facility carries an interest rate of EURIBOR plus 45 basis points. The proceeds of the facility will be used for general corporate purposes including acquisitions.

Members of the bank club / Mandated Lead Arrangers
BNP Paribas, Bank of Tokyo-Mitsubishi, CIB/Gruppo Intesa, Citigroup, Dresdner Kleinwort Wasserstein, HVB Bank Hungary, JPMorgan, Raiffeisen Bank, SMBC Europe

Documentation Agent and Co-ordinator
Bank Austria Creditanstalt

Facility Agent
HVB Bank Hungary

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924